UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35389 / November 18, 2024

_____

In the Matter of

AGL PRIVATE INCOME FUND
AGL US DL MANAGEMENT LLC
AGL CLO I LTD.
AGL CORE CLO 2 LTD.
AGL CLO 3 LTD.
AGL Core CLO 4 LTD.
AGL CLO 5 LTD.
AGL CLO 6 LTD.
ALG CLO 7 LTD.
AGL Core CLO 8 LTD.
AGL CLO 9 LTD.
AGL CLO 10 LTD.
AGL CLO 11 LTD.
AGL CLO 12 LTD.
AGL CLO 13 LTD.
AGL CLO 14 LTD.
AGL Core CLO 15 LTD.
AGL CLO 16 LTD.
AGL CLO17 LTD.
AGL CLO 19 LTD.
AGL CLO 20 LTD.
AGL CLO 21 LTD.
AGL CLO 22 LTD.
AGL CLO 23 LTD.
AGL CLO 24 LTD.
AGL CLO 25 LTD.
AGL CLO 26 LTD.
AGL CORE CLO 27 LTD.
AGL CLO 28 LTD.
AGL CLO 29 LTD.
AGL CLO 30 LTD.
AGL CLO 33 LTD.
AGL CLO 34 LTD.
AGL CORE FUND VINTAGE 2019-1, L.P.
AGL CORE FUND VINTAGE 2020-1, L.P.
AGL CORE FUND VINTAGE 2021-1, L.P.
AGL CORE FUND VINTAGE 2023-1, L.P.

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ARWEN HOLDINGS LLC   :
AGL CREDIT FUNDS ICAV   :
AGL CLO 32 LTD.   :
SP17 INTERNATIONAL LTD.   :
AGL CREDIT MANAGEMENT LLC   :
AGL CLO CREDIT MANAGEMENT LLC   :
AGL CORE CLO 31 LTD.   :
AGL CLO DISLOCATION FUND, L.P.   :
LAFAYETTE FUNDING II LTD.   :
AGL DISLOCATION FUND, L.P.   :
PCIF VIGILANT FUNDING LLC   :
PCIF DEFENDER FUNDING LLC   :
                                                                     :
535 Madison Avenue, 24th Floor   :
New York, NY 10022   :
                                                                     :
(812-15550)   :
                                                                     :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

AGL Private Credit Income Fund, et al. filed an application on February 16, 2024, and amendments to the application on April 17, 2024 and October 15, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On October 21, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35363). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by AGL Private Credit Income Fund, et al. (File No. 812-15550) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.